SECURITIES PURCHASE AGREEMENT

          This Securities Purchase Agreement (this “Agreement”) is dated as of March “30”, 2006, among Response Biomedical Corp., a British Columbia corporation (the “Company”), and each Purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”); and

          WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company on the Closing Date in the aggregate, up to C$10,000,000 of units (“Units”) comprised of (i) one common share of the Company (“Share”), and (ii) one-half (1/2) of a common share purchase warrant (the “Warrants”), each whole Warrant entitling the Subscriber to purchase one additional Common Share (a “Warrant Share”) for a period of two years from the Closing Date (as defined herein) at a subscription price of C$0.62 per Warrant Share (subject to customary adjustments).

          NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

          1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings indicated in this Section 1.1:

           “Action” shall have the meaning ascribed to such term in Section 3.1(j) .

          “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 144. With respect to a Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Purchaser will be deemed to be an Affiliate of such Purchaser.

           “Closing” means the closing of the purchase and sale of the Units pursuant to Section 2.1.

           “Closing Date” means the Trading Day when all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Units have been satisfied or waived.

           “Closing Price” means on any particular date (a) the closing price per share of Common Stock on such date on the Trading Market, or (b) if there is no such price on such date, then the closing price on the Trading Market on the date nearest preceding such date, or (c) if the Common Stock is not then listed or quoted on a Trading Market and if prices for the Common Stock are then quoted on the OTC Bulletin Board, the last reported closing bid price per share of Common Stock on such date on the OTC Bulletin Board (as reported by Bloomberg L.P. at 4:15 PM (Vancouver time) as the last reported closing bid price for regular session trading on such day), or if there is no such price on such date, then the closing bid price on the OTC Bulletin Board on the date nearest preceding such date (as reported by Bloomberg L.P. at 4:15 PM (Vancouver time) as the closing bid price for regular session trading on such day), or (d) if the Common Stock is not then listed or quoted on the Trading Market or the OTC Bulletin Board and if prices for the Common Stock are then reported in the “pink sheets” published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (e) if the shares of Common Stock are not then publicly traded the fair market value of a share of Common Stock as determined by an appraiser selected in good faith by the Purchasers of a majority in interest of the Shares then outstanding. Any sale or bid price reported in United States dollars shall be converted into Canadian dollars based on the Noon Buying Rate on the date in question, or if there is no Noon Buying Rate on such date, based on the most recent Noon Buying Rate.

          “Commission” means the Securities and Exchange Commission.

          “Common Stock” means the common shares of the Company, no par value, and any securities into which such common shares may hereafter be reclassified.

          “Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

          “Company Counsel” means Axium Law Corporation, with offices located at Fourt Bentall Centre, Suite 3350, Dunsmuir Street, P.O. Box 49222, Vancouver, BC V7X 1L2 and Dorsey & Whitney LLP with offices located at 1420 Fifth Avenue, Suite 3400, Seattle, Washington, 98101-4010.

          “Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

          “Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(r) . “Exchange Act” means the Securities Exchange Act of 1934, as amended. “GAAP” shall have the meaning ascribed to such term in Section 3.1(h) .

          “Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(o) .

          “Investment Comp

          any Act” means the Investment Company Act of 1940, as amended.

          “Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1(d) .

          “Liens” means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

          “Material Adverse Effect” shall have the meaning ascribed to such term in Section 3.1(b) .

          “Material Permits” shall have the meaning ascribed to such term in Section 3.1(m) .=

          “Noon Buying Rate” means the noon buying rate for Canadian dollars in New York as certified by the New York Federal Reserve Bank for customs purposes.

          “PC” means Perkins Coie LLP with offices located at 101 Jefferson Drive, Menlo Park, California, 94025, and 1201 Third Avenue, Suite 4800, Seattle, Washington, 98101.

          “Per Unit Purchase Price” equals C$0.50 (which, in the case of a Purchaser that prefers to subscribe in United States dollars, shall be deemed to equal US$0.4332756), subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

          “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

          “Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

          “Purchaser Party” shall have the meaning ascribed to such term in Section 4.8.

          “Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e) .

          “Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

          “SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h) .

          “Securities” means the Shares, the Warrants and the Warrant Shares.

          “Securities Act” means the Securities Act of 1933, as amended.

          “Shares” means the shares of Common Stock issued or issuable to each Purchaser pursuant to this Agreement.

          “Short Sales” shall mean “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act.

          “Subscription Amount” means, as to each Purchaser, the amounts set forth on the signature pages to such Purchaser’s Subscription Agreement, in Canadian or United States dollars and in immediately available funds. A schedule of each Purchaser’s Subscription Amount is reproduced in Annex A hereto.

          “Subscription Agreement” shall mean the Subscription Agreement completed and executed by each Purchaser in connection with the transactions contemplated herein.

          “Subsidiary” shall mean the subsidiaries of the Company, if any, set forth on Schedule 3.1(a).

          “Trading Day” means a day on which the Common Stock is traded on its primary Trading Market.

          “Trading Market” means the TSX Venture Exchange.

          “Transaction Documents” means this Agreement, the Subscription Agreements, including the applicable schedules thereto, and the Warrants.

          “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted; (b) if the Common Stock is not then listed or quoted on a Trading Market and if prices for the Common Stock are then quoted on the OTC Bulletin Board, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board; (c) if the Common Stock is not then listed or quoted on the OTC Bulletin Board and if prices for the Common Stock are then reported in the “Pink Sheets” published by the Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (c) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchasers and reasonably acceptable to the Company. Any sale or bid price reported in United States dollars shall be converted into Canadian dollars based on the Noon Buying Rate on the date in question, or if there is no Noon Buying Rate on such date, based on the most recent Noon Buying Rate.

          “Warrants” means the Common Stock Purchase Warrants, in the form of Exhibit A delivered to the Purchasers at the Closing in accordance with Section 2.2(a)(iii) hereof, which warrants shall be exercisable immediately upon issuance for a term of two years and have an exercise price equal to C$0.62 subject to adjustment as provided therein.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants.

ARTICLE II.
PURCHASE AND SALE

          2.1 Closing. On the Closing Date, each Purchaser shall purchase from the Company, severally and not jointly with the other Purchasers, and the Company shall issue and sell to each Purchaser, (a) a number of Shares equal to such Purchaser’s Subscription Amount divided by the Per Unit Purchase Price and (b) the Warrants as determined pursuant to Section 2.2(a)(iii) . The aggregate Subscription Amounts for the Shares sold hereunder shall be up to C$10,000,000. Upon satisfaction of the conditions set forth in Section 2.3, the Closing shall occur at the Seattle, Washington offices of PC or such other location as the parties shall mutually agree.

          2.2 Deliveries.

          (a) On the Closing Date (or such later date set forth below), the Company shall deliver or cause to be delivered to each Purchaser the following:

          (i) this Agreement duly executed by the Company;

          (ii) a copy of the irrevocable instructions to the Company’s transfer agent instructing the transfer agent to deliver, on an expedited basis, a certificate evidencing a number of Shares equal to such Purchaser’s Subscription Amount divided by the Per Unit Purchase Price, registered in the name of such Purchaser;

          (iii) within 5 Trading Days after the Closing Date, the Shares and a Warrant, registered in the name of such Purchaser, pursuant to which such Purchaser shall have the right to acquire up to the number of shares of Common Stock equal to 50% of the Shares to be issued to such Purchaser;

          (iv) legal opinions of Company Counsel, in the form of Exhibits B-1 and B-2 attached hereto.

          (b) On the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

          (i) this Agreement duly completed and executed by such Purchaser; and

          (ii) a Subscription Agreement, and all applicable schedules thereto, duly completed and executed by such Purchaser;

          (c) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered by wire transfer to the account of PC specified in the Closing Statement attached as Annex A hereto such Purchaser’s Subscription Amount of the aggregate subscription price set forth on the face page of such Purchaser’s Subscription Agreement. On the Closing Date, each Purchaser shall cause PC to deliver or cause to be delivered by wire transfer to the account of the Company specified in the Closing Statement attached as Annex A hereto such Purchaser’s Subscription Amount of the aggregate subscription price set forth on the face page of such Purchaser’s Subscription Agreement.

          2.3 Closing Conditions.

          (a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

          (i) the accuracy in all material respects when made and on the Closing Date of the representations and warranties of the Purchasers contained herein and in the Subscription Agreements;

          (ii) all obligations, covenants and agreements of the Purchasers required to be performed at or prior to the Closing Date shall have been performed;

          (iii) the delivery by the Purchasers and by PC of the items set forth in Section 2.2(b) and Section 2.2(c) of this Agreement; and

          (iv) the receipt of all Required Approvals that are required to be obtained prior to the Closing.

          (b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

          (i) the accuracy in all material respects on the Closing Date of the representations and warranties of the Company contained herein;

          (ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

          (iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

          (iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

          (v) From the date hereof to the Closing Date, trading in the Common Stock shall not have been suspended by the Commission (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing), and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg Financial Markets shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of each Purchaser, makes it impracticable or inadvisable to purchase the Shares at the Closing.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

          3.1 Representations and Warranties of the Company. Except as set forth under the corresponding section of the Disclosure Schedules which Disclosure Schedules shall be deemed a part hereof, the Company hereby represents and warrants as of the date hereof and as of the Closing Date to each Purchaser as follows:

          (a) Subsidiaries. All of the direct and indirect subsidiaries of the Company are set forth on Schedule 3.1(a). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. If the Company has no subsidiaries, then references in the Transaction Documents to the Subsidiaries will be disregarded.

          (b) Organization and Qualification. Each of the Company and the Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite corporate power and corporate authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not reasonably be expected to have or result in (i) a material adverse effect on the legality, validity or enforceability of any Transaction Documents, (ii) a material adverse effect on the results of operations, assets, business, prospects or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Documents (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

          (c) Authorization; Enforcement. The Company has the requisite corporate power and corporate authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company in connection therewith other than in connection with the Required Approvals. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

          (d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company, the issuance and sale of the Shares and the consummation by the Company of the other transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not reasonably be expected to have or result in a Material Adverse Effect.

          (e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (i) filings required pursuant to Section 4.4 of this Agreement, (ii) application(s) to each applicable Trading Market for the approval of the transactions contemplated hereunder and the listing of the Shares and Warrant Shares for trading thereon in the time and manner required thereby, (iii) the filing of Form D with the Commission (if the Company elects to rely on Rule 506 under the Securities Act) and such filings as are required to be made under applicable United States state and Canadian provincial securities laws (collectively, the “Required Approvals”) and (iv) the notices described in Schedule 3.1(e).

          (f) Issuance of the Securities. The Shares and Warrants are duly authorized and, when issued and paid for in accordance with the Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Warrant Shares, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Company has reserved from its duly authorized capital stock the maximum number of shares of Common Stock issuable pursuant to this Agreement, the Subscription Agreements and the Warrants.

          (g) Capitalization. The capitalization of the Company is as described in the Company’s most recent periodic report filed with the Commission, updated as set forth in Schedule 3.1(g). The Company has not issued any capital stock since such filing other than pursuant to the exercise of stock options under the Company’s incentive compensation and stock option plans or agreements, the issuance of shares of Common Stock pursuant to the Company’s employee stock purchase plan and pursuant to the conversion or exercise of outstanding Common Stock Equivalents. Except as has been complied with or waived, no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Securities and as set forth in Schedule 3.1(g), there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents. Except as set forth in Schedule 3.1(g), the issue and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all United States federal and state and Canadian provincial securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale of the Shares, other than the Required Approvals. Except as set forth in Schedule 3.1(g), there are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, any agreement between or among any of the Company's stockholders relating to the voting of securities of the Company.

          (h) SEC Reports; Financial Statements. The Company is a “reporting issuer” in British Columbia, Alberta and Ontario and has publicly filed all annual information forms, prospectuses, material change reports, shareholder communications, press releases, and financial statements and other documents required to be filed by it under the securities laws of such provinces and under the rules and regulations of the Trading Market (the foregoing materials being collectively referred to herein as the “Canadian Disclosure Documents”). The Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials, including the exhibits thereto and any materials voluntarily filed with the Commission, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, the Canadian Disclosure Documents complied in all material respects with the applicable requirements of Canadian securities laws and the rules and regulations of the Trading Market and none of the SEC Reports or the Canadian Disclosure Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and the financial statements included in the Canadian Disclosure Documents complied in all material respects with the applicable accounting requirements and rules and regulations of Canadian securities laws. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

          (i) Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as set forth in Schedule 3.1(i), (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company incentive compensation and stock option plans or agreements. The Company does not have pending before the Commission any request for confidential treatment of information.

          (j) Litigation. Except as set forth in Schedule 3.1(j), there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, reasonably be expected to have or result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof is the subject of any Action, or has been the subject of any material Action, involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been any material investigation, and to the knowledge of the Company, there is not pending or contemplated any investigation, by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

          (k) Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which could reasonably be expected to result in a Material Adverse Effect.

          (l) Compliance. Except as set forth in Schedule 3.1(l), neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business except in each case as could not have a Material Adverse Effect.

          (m) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to have or result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

          (n) Title to Assets. Except as set forth in Schedule 3.1(n), the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to the business of the Company and the Subsidiaries and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in material compliance.

          (o) Patents and Trademarks. To the knowledge of the Company, the Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could reasonably be expected to have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). Neither the Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person. Except as set forth in Schedule 3.1(o), to the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights of others.

          (p) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are currently engaged. To the Company’s knowledge, such insurance contracts and policies are accurate and complete. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost, except for significant increases in cost that are generally applicable to the insurance industry, and the size, stage or state of the Company’s business.

          (q) Transactions With Affiliates and Employees. None of the executive officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any executive officer, director or such employee or, to the knowledge of the Company, any entity in which any executive officer, director, or any such employee has a substantial interest or is an executive officer, director, trustee or partner, in each case in excess of US$60,000 other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) for other employee benefits, including stock option agreements under any incentive compensation or stock option plan or agreement of the Company.

          (r) Sarbanes-Oxley; Internal Accounting Controls. Except as set forth in Schedule 3.1(r), the Company is in material compliance with all provisions of the

Sarbanes-Oxley Act of 2002 which are applicable to it as of the Closing Date. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be disclosed by the Company in the reports that is files or submits under the Exchange Act is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s most recently filed periodic report under the Exchange Act, as the case may be, is being prepared. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s disclosure controls or, to the Company’s knowledge, in other factors that could significantly affect the Company’s disclosure controls.

          (s) Certain Fees. Except for the fees and other compensation payable to Delafield Hambrecht, Inc. (“Delafield”), as placement agent, pursuant to the letter agreement between Delafield and the Company dated as of March 15, 2006 (the “Engagement Letter”), and except for the fees and other compensation payable to Haywood Securities Inc. for certain sales of Units pursuant to an agency agreement to be entered into between the Company and Haywood Securities Inc., no additional brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement, and the Company has not taken any action that would cause any Purchaser to be liable for any such fees or commissions.

          (t) Private Placement. Assuming (i) the accuracy of the Purchasers’ representations and warranties, and the Purchasers’ compliance with their covenants and agreements, set forth in Section 3.2, (ii) the accuracy of Delafield’s representations and warranties, and Delafield’s compliance with its covenants and agreements, set forth in the Engagement Letter, and (iii) the accuracy of the representations and warranties to be made by the Purchasers or their permitted assigns in connection with exercises of the Warrants, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchasers as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market.

          (u) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Shares, will not be or be an Affiliate of, an entity that is registered or is required to be registered as an “investment company” within the meaning of the Investment Company Act. The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

          (v) Registration Rights. No Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

          (w) Listing and Maintenance Requirements. The Company’s Common Stock is registered pursuant to Section 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is reasonably likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is in compliance with all such listing and maintenance requirements, and the Company has taken no action which, to its knowledge reasonably could be expected to result in the Company’s non-compliance with such listing and maintenance requirements. No order ceasing or suspending trading in the securities of the Company nor prohibiting sale of such securities has been issued to the Company or its directors, officers or promoters or to any companies that have common directors, officers or promoters and, to the knowledge of the Company, no investigations or proceedings for such purposes are pending or threatened.

          (x) Application of Takeover Protections. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Articles of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

          (y) Disclosure. The disclosures provided to the Purchasers regarding the Company, its business and the transactions contemplated hereby, in the Transaction Documents, including the Disclosure Schedules to this Agreement, are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company has disclosed to the Purchasers the existence of discussions relating to the matters disclosed on Schedule 3.1(y), and the Company makes no representation or warranty to the Purchasers as to the occurrence or non-occurrence of the events described therein. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

          (z) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any Trading Market on which any of the securities of the Company are listed or designated, in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchasers or that would require shareholder approval of the sale of the Securities to the Purchasers.

          (aa) Solvency. Based on the financial condition of the Company as of the Closing Date after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. The SEC Reports set forth as of the dates thereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, “Indebtedness” shall mean (a) any liabilities for borrowed money or amounts owed in excess of US$100,000 (other than trade accounts payable incurred in the ordinary course of business and liabilities not required to be reflected in the Company's consolidated financial statements pursuant to GAAP or required to be described in filings made with the Commission), (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of US$100,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any Subsidiary is in material default with respect to any Indebtedness.

          (bb) Taxes. Except for matters that would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, the Company and each Subsidiary has filed all necessary federal, state and foreign income and franchise tax returns (or appropriate extensions have been obtained) and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

          (cc) General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. The Company has offered the Securities for sale only to the Purchasers and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

          (dd) Foreign Corrupt Practices. Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any corrupt funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

          (ee) Accountants. The Company’s accountants are set forth on Schedule 3.1(ee) of the Disclosure Schedule. To the Company’s knowledge, such accountants, who the Company expects will express their opinion with respect to the financial statements to be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, are a registered public accounting firm as required by the Securities Act.

          (ff) Acknowledgment Regarding Purchasers’ Purchase of Shares. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length Purchaser with respect to the Transaction Documents and the transactions contemplated hereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to the Purchasers’ purchase of the Shares. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

          (gg) "Foreign Issuer" Status. The Company is a “foreign issuer” with no “substantial U.S. market interest” in any class of its securities. The terms “foreign issuer” and “substantial U.S. market interest” are as defined in Rule 902 under the Securities Act.

          3.2 Representations, Warranties and Agreements of the Purchasers. Each Purchaser hereby, for itself and for no other Purchaser, represents, warrants and agrees as of the date hereof and as of the Closing Date to and with the Company as follows:

          (a) Organization; Authority. If such Purchaser is an entity, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations thereunder, and the execution, delivery and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of such Purchaser. If such Purchaser is an individual, it is of the full age of majority and is legally competent to execute the Transaction Documents and take all action pursuant thereto. Each Transaction Document to which such Purchaser is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

          (b) Reliance on Representations, Warranties and Agreements. Such Purchaser understands that the Company is relying upon the truth and accuracy of the representations, warranties, agreements and acknowledgements of such Purchaser set forth herein and in the Subscription Agreement, including the applicable schedules thereto, executed and delivered by the Purchaser in connection with the purchase of the Units in order to determine the availability of applicable securities exemptions and the eligibility of such Purchaser to acquire the Units and each such representation, warranty, agreement and acknowledgement is deemed included herein.

          The Company acknowledges and agrees that each Purchaser does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.2.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

          (a) The Securities may only be disposed of in compliance with United States state and federal and Canadian provincial securities laws and the rules and regulations of the Trading Market. In connection with any transfer of Securities other than pursuant to an effective registration statement, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Sections 4.1(b) and 5.7 hereof, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

          (b) The Purchasers agree to the imprinting, so long as is required by this Section 4.1(b), of a legend on any of the Securities in the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT.

          The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities.

          (c) The Purchasers acknowledge that the certificates representing the Securities will bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY

BEFORE [the date which is four months and one day after the Closing Date will be inserted];"

and

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [the date which is four months and one day after the Closing Date will be inserted];"

provided that subsequent to the date which is four months and one day after the date of the Closing the certificates representing such securities may be exchanged for certificates bearing no such legends;

          (d) Following the date that is four months and one day after the Closing Date, certificates evidencing the Shares and Warrant Shares shall not contain any legend (including the legend set forth in Section 4.1(b)), (i) subject to the Company’s receipt of appropriate representation letters from the Purchaser and its broker, following any sale of such Shares or Warrant Shares pursuant to Rule 144 promulgated by the Commission under the Securities Act, or (ii) subject to the Company’s receipt of a declaration for removal of legend from the Purchaser in the form attached to the Subscription Agreement, or such other evidence of exemption as the Company or its transfer agent may require from time to time, following any sale of such Shares or Warrant Shares pursuant to Rule 904 of Regulation S promulgated by the Commission under the Securities Act at a time when the Company remains a “foreign issuer” as defined in Rule 902 thereunder, or (iii) subject to the Company’s receipt of an appropriate representation letter from the Purchaser, if such Shares or Warrant Shares are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the Staff of the Commission). The Company agrees that at such time as such legend is no longer required under this Section 4.1(d), it will, no later than three Trading Days following the delivery by a Purchaser to the Company or the Company’s transfer agent of (i) a certificate representing Shares or Warrant Shares, as the case may be, issued with a restrictive legend, and (ii) the other materials provided for above (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such Securities that is free from all restrictive and other legends, provided that if less than four months and one day have elapsed since the Closing Date, then the certificate delivered to such Purchaser shall include the legends set forth in Section 4.1(c) above. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section.

          (e) In addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, for each C$1,000 of Shares or Warrant Shares (based on the Closing Price of the Common Stock on the date such Securities are submitted to the Company’s transfer agent) subject to Section 4.1(c), C$10 per Trading Day (increasing to C$20 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the second Trading Day following the Legend Removal Date until such certificate is delivered. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Company’s failure to deliver certificates representing any Securities as required by the Transaction Documents, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

          (f) Each Purchaser, severally and not jointly with the other Purchasers, agrees that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is expressly predicated upon the Purchaser's covenant and agreement in this Section 4.1(f) that the Purchaser shall in all cases sell or otherwise transfer the Securities pursuant to an available exemption from registration under the Securities Act, subject to compliance with Section 4.1(a) and following notice to the Company of the proposed sale. Each Purchaser acknowledges and agrees that Company Counsel will rely on the continuing accuracy of Purchaser's covenants and agreements in this Section 4.1(f) in issuing any legal opinion to the Company transfer agent with respect to the removal of the legend covering resale of the Securities held by the Purchaser, and hereby consents to reference to these covenants and agreements in any such legal opinion. Purchaser shall advise the Company and Company Counsel immediately in writing if any of the covenants and agreements in this Section 4.1(f) becomes inaccurate as to Purchaser’s resale or transfer of the Securities.

          (g) Until the 60th calendar day following the Closing Date, the Company shall not undertake a reverse or forward stock split or reclassification (other than a reclassification to change the Company's state of incorporation) of the Common Stock without the prior written consent of the Purchasers holding a majority in interest of the Shares.

          4.2 Furnishing of Information. As long as any Purchaser owns Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. As long as any Purchaser owns Securities, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) such information as is required for the Purchasers to sell the Securities under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such Person to sell such Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144.

          4.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchasers or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

          4.4 Securities Laws Disclosure; Publicity. The Company shall, by 8:30 a.m. Eastern time on the Trading Day following the date hereof, issue a press release reasonably acceptable to Delafield, acting on behalf of the Purchasers, disclosing the Closing and, if not previously announced, the material terms of the transactions contemplated hereby. The Company shall file the press release in Canada on SEDAR and submit the press release to the Commission on a Form 6-K, within one Trading Day following the date hereof. The Company shall also file in Canada on SEDAR and submit to the Commission on a Form 6-K, within two Trading Days following the date hereof, a material change report reasonably acceptable to Delafield, acting on behalf of the Purchasers, disclosing the material terms of the transactions contemplated hereby and copies of this Agreement and the forms of Subscription Agreement and Warrant. The Company and Delafield shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release or otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of Delafield, on behalf of the Purchasers, with respect to any press release of the Company, which consent shall not unreasonably be withheld, except if such disclosure is required by law or Trading Market regulations. Except as provided above, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except to the extent such disclosure is required by law or Trading Market regulations or relates to such Purchaser in his capacity as a director, officer, employee or consultant of the Company.

          4.5 Shareholder Rights Plan. No claim will be made or enforced by the Company or, to the knowledge of the Company, any other Person that any Purchaser is an “Acquiring Person” under any shareholder rights plan or similar plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers. The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

          4.6 Reserved. [This Section intentionally blank]

          4.7 Use of Proceeds. Except as set forth on Schedule 4.7 attached hereto, the Company shall use the net proceeds from the sale of the Securities hereunder for working capital and general corporate purposes and not for the satisfaction of any portion of the Company’s debt (other than payment of trade payables and accrued expenses in the ordinary course of the Company’s business or consistent with prior practices), to redeem any Common Stock or Common Stock Equivalents or to settle any outstanding litigation.

          4.8 Indemnification of Purchasers. Subject to the provisions of this Section 4.8, the Company will indemnify and hold the Purchasers and their directors, officers, shareholders, partners, employees and agents (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any material breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against a Purchaser, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of such Purchaser’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser may have with any such stockholder or any violations by the Purchaser of state or federal securities laws or any conduct by such Purchaser which constitutes fraud, gross negligence, willful misconduct or malfeasance). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party; and provided further that the Company will not be required to pay the fees and expenses of more than one counsel for the Purchaser Parties. The Company will not be liable to any Purchaser Party under this Agreement (i) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by the Purchasers in this Agreement or in the other Transaction Documents or (iii) any loss, claim, damage or liability resulting from or relating to any agreements or understandings such Purchaser may have with any shareholder or any violations by the Purchaser of state or federal securities laws or any conduct by such Purchaser which constitutes fraud, gross negligence, willful misconduct or malfeasance.

          4.9 Reservation of Common Stock. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue Shares pursuant to this Agreement and Warrant Shares pursuant to any exercise of the Warrants.

          4.10 Listing of Common Stock. The Company hereby agrees to use commercially reasonable efforts to maintain the listing of the Common Stock on a Trading Market, and as soon as reasonably practicable following the Closing (but not later than the first anniversary of the Closing Date) to list all of the Shares and Warrant Shares on such Trading Market. The Company further agrees, if the Company applies to have the Common Stock traded on any other Trading Market, it will include in such application all of the Shares and Warrant Shares, and will take such other action as is reasonably necessary to cause all of the Shares and Warrant Shares to be listed on such other Trading Market as promptly as possible. The Company will take all commercially reasonable action to continue the listing and trading of its Common Stock on a Trading Market and will comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market.

          4.11 Equal Treatment of Purchasers. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended to treat for the Company the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

          4.12 Delivery of Securities After Closing. The Company shall deliver, or cause to be delivered, the respective Shares and Warrants purchased by each Purchaser to such Purchaser within 5 Trading Days of the Closing Date.

ARTICLE V.
MISCELLANEOUS

          5.1 Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before April 15, 2006; provided, however, that no such termination will affect the right of any party to sue for any breach by the other party (or parties).

          5.2 Fees and Expenses. The Company shall deliver, prior to the Closing, a completed and executed copy of the Closing Statement, attached hereto as Annex A. Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all stamp and other taxes and duties levied in connection with the delivery of the Securities.

          5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

          5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or email address set forth on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile or email number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (c) the second Trading Day following the date of mailing, if sent by U.S. or Canadian nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

          5.5 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the holders of at least 66% of the Shares then outstanding and held by the Purchasers, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

          5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

          5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser. Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided (i) such transferee or assignee is an "accredited investor" within the meaning of Rule 501(a) and agrees in writing to be bound, with respect to the transferred Securities, by all provisions of this Agreement and any the Transaction Documents that apply to the “Purchasers” or "Holders," as the case may be, (ii) such transfer shall have been made in accordance with the requirements of Article IV hereof, and (iii) the Securities are “restricted securities”, within the meaning of Rule 144, in the hands of the transferee or assignee.

          5.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of,

nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Sections 4.1(f) and 4.8 and in the Subscription Agreements.

          5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The parties hereby waive all rights to a trial by jury. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

          5.10 Survival. The representations and warranties herein shall survive the Closing and delivery of the Shares and Warrant Shares.

          5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

          5.12 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

          5.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Documents and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

          5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall comply with all other reasonable regulations and procedures and also pay any reasonable third-party costs associated with the issuance of such replacement Securities as the Company may prescribe.

          5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

          5.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Documents or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

          5.17 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Documents are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Documents. Nothing contained herein or in any Transaction Documents, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other

Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents. For reasons of administrative convenience only, Purchasers and their respective counsel have chosen to communicate with the Company through PC. PC does not represent all of the Purchasers but only Delafield, who has acted as placement agent to the transaction.

          5.18 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

          5.19 Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto.

          5.20 Currency. In this Agreement and in the other Transaction Documents, “US$” means United States dollars and “$” and “C$” mean Canadian dollars, unless otherwise noted.

(Signature Page Follows)

          IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

RESPONSE BIOMEDICAL CORP.	Address for Notice:

By: /s/ William Radvak	Response Biomedical Corp.
Name: “William Radvak”	100-8900 Glenlyon Parkway
Title: “President + CEO”	Burnaby, B.C. V5J 5J8
Canada
Attention: Bill Radvak
telephone (604) 456-6010
fax (604) 456-6066

With a copy to (which shall not constitute notice but which copy shall be required in order for proper notice):

Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101-4010
Attention: Randal R. Jones and Christopher L. Doerksen
telephone (206) 903-8800
fax (206) 903-8820

And to:

Axium Law Corporation
Suite 3350, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49222
Vancouver, British Columbia V7X 1L2
Canada
Attention: Tanya Prutton
telephone (604) 685-6100
fax (604) 692-4900

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES FOR PURCHASERS FOLLOW]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “SF Capital Partners Ltd.”
Signature of Authorized Signatory of Purchaser: /s/ Brian H. Davidson
Name of Authorized Signatory: “Brian H. Davidson”
Title of Authorized Signatory: “Authorized Signatory”
Email Address of Purchaser: “bdavidson@sf-capital.com”
Telephone Number of Purchaser: “(414) 294-7000”
Facsimile Number of Purchaser: “(414) 294-7700”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Mallette Capital Master Fund LTD”
Signature of Authorized Signatory of Purchaser: /s/ Quinterol J. Mallette
Name of Authorized Signatory: “Quinterol J. Mallette, MD”
Title of Authorized Signatory: “CEO”
Email Address of Purchaser: “QUIN@Mallettecapital.com”
Telephone Number of Purchaser: “(212) 300-2259”
Facsimile Number of Purchaser: “(646) 253-0770”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Mallette Capital Biotech Fund, LP”
Signature of Authorized Signatory of Purchaser: /s/ Quinterol J. Mallette”
Name of Authorized Signatory: “Quinterol J. Mallette, MD”
Title of Authorized Signatory: “CEO”
Email Address of Purchaser: “QUIN@Mallettecapital.com”
Telephone Number of Purchaser: “(212) 300-2259”
Facsimile Number of Purchaser: “(646) 253-0770”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Corsair Capital Partners 100, L.P.”
Signature of Authorized Signatory of Purchaser: /s/ J. Petscheck”
Name of Authorized Signatory: “J. Petscheck”
Title of Authorized Signatory: “Managing Member of the G.P.”
Email Address of Purchaser: “Petscheckj@corsaircap.com”
Telephone Number of Purchaser: “212-289-8290”
Facsimile Number of Purchaser: “212-289-8259”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Corsair Capital Partners, L.P.”
Signature of Authorized Signatory of Purchaser: /s/ J. Petscheck”
Name of Authorized Signatory: “J. Petscheck”
Title of Authorized Signatory: “Managing Member of the G.P.”
Email Address of Purchaser: “Petscheckj@corsaircap.com>”
Telephone Number of Purchaser: “212-389-8290”
Facsimile Number of Purchaser: “212-389-8259”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Corsair Capital Investors Ltd.”
Signature of Authorized Signatory of Purchaser: /s/ J. Petscheck
Name of Authorized Signatory: “J. Petscheck”
Title of Authorized Signatory: “Managing Member of the G.P.”
Email Address of Purchaser: “Petscheckj@corsaircap.com”
Telephone Number of Purchaser:”212-389-8290”
Facsimile Number of Purchaser: “212-389-8259”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Christina Bear”
Signature of Authorized Signatory of Purchaser: /s/ Christina Bear
Name of Authorized Signatory:
Title of Authorized Signatory:
Email Address of Purchaser: “r.bear@comcast.net”
Telephone Number of Purchaser: “425-586-0096”
Facsimile Number of Purchaser: “n/a”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “OTHMAR ISELI”
Signature of Authorized Signatory of Purchaser: /s/ Othmar Iseli
Name of Authorized Signatory:
Title of Authorized Signatory:
Email Address of Purchaser: “OTHMAR@OISELI.COM
Telephone Number of Purchaser: “+41 91 94 2 20 30”
Facsimile Number of Purchaser: “ 32”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Little Gem Life Sciences LLC”
Signature of Authorized Signatory of Purchaser: /s/ Jeffrey Benison
Name of Authorized Signatory: “Jeffrey Benison”
Title of Authorized Signatory: “Manager”
Email Address of Purchaser: “Jeffrey@Littlegem.us”
Telephone Number of Purchaser: “516-791-3539”
Facsimile Number of Purchaser: “212-334-8714”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Jeffrey Benison”
Signature of Authorized Signatory of Purchaser: /s/ Jeffrey Benison
Name of Authorized Signatory: “Jeffrey Benison”
Title of Authorized Signatory: “Owner”
Email Address of Purchaser:” JBENISON@JUNO.COM”
Telephone Number of Purchaser: “516-791-3539”
Facsimile Number of Purchaser: “212-334-8714”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Richard Peters”
Signature of Authorized Signatory of Purchaser: /s/ Richard Peters
Name of Authorized Signatory: “Richard Peters”
Title of Authorized Signatory: “INVESTOR”
Email Address of Purchaser: “RMPSE@AOL.COM
Telephone Number of Purchaser: “310 373 1620”
Facsimile Number of Purchaser: “310 373 5346”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Anthony Holler”
Signature of Authorized Signatory of Purchaser: /s/ Anthony Holler
Name of Authorized Signatory:
Title of Authorized Signatory
Email Address of Purchaser: “aholler@medsurgemedical.com”
Telephone Number of Purchaser: “604 224 5447”
Facsimile Number of Purchaser: “604 224 5442”

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

[PURCHASER SIGNATURE PAGES TO RESPONSE BIOMEDICAL CORP. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: “Todd Patrick”
Signature of Authorized Signatory of Purchaser: /s/ Todd Patrick
Name of Authorized Signatory:
Title of Authorized Signatory:
Email Address of Purchaser: “ToddrPat@aol.com”
Telephone Number of Purchaser: “425 635 0475”
Facsimile Number of Purchaser:

EIN Number: [PROVIDE THIS UNDER SEPARATE COVER]

[SIGNATURE PAGES CONTINUE]

Annex A

CLOSING STATEMENT

Pursuant to the attached Securities Purchase Agreement, dated as of the date hereto, the Purchasers shall purchase up to C$7,000,000 of Common Stock and Warrants from Response Biomedical Corp. (the “Company”). All funds not wired directly to the Company or disbursed to the Company at Closing will be wired by the Purchasers into a trust account maintained by Perkins Coie LLP, counsel to Delafield Hambrecht, Inc. All funds will be disbursed by Perkins Coie LLP in accordance with this Closing Statement.

Disbursement Date: March 30, 2006

I. PURCHASE PRICE
	Units	US$	C$
SF Capital Partners Ltd.	3,800,000		C$1,900,000.00
Mallette Capital Master Fund, Ltd.	2,700,000	$1,169,844.12
Mallette Capital Biotech Fund, LP	900,000	$389,948.04
Corsair Capital Partners, LP	1,530,000	$662,911.67
Corsair Capital Partners 100, LP	70,000	$30,329.29
Corsair Capital Investors, Ltd	200,000	$86,655.12
Othmar Iseli	1,500,000		C$ 750,000.00
Anthony Holler, MD	1,000,000		C$ 500,000.00
Todd Patrick	1,000,000		C$ 500,000.00
Little Gem Life Sciences Fund LLC	577,000	$250,000.02
Jeffrey Benison	288,500	$125,000.01
Christina Bear	334,500		C$ 167,250.00
Richard Peters	100,000	$43,327.56

Gross Proceeds Received		US$2,758,015.83	C$3,817,250.00

Amount previously received by the Company		US$ 375,000.00	C$ 500,000.00
Disbursements by Ian Webb representing Patrick and			C$ 667,250.00
Bear at Closing
Disbursements by Perkins Coie at Closing:
Fees and expenses to Delafield Hambrecht		US$ 468,767.63
Proceeds to the Company		US$1,914,248.20	C$2,650,000.00

II. DISBURSEMENTS BY PERKINS COIE LLP AT CLOSING:

Total Amount Disbursed to the Company at or prior to Closing:		US$1,914,248.20	C$2,650,000.00

Paying Bank:	Bank of America N.A.
ABA# 026 009 593

Beneficiary Bank:	The Toronto-Dominion Bank
4 Bentall Centre
1055 Dunsmir Street
Vancouver, BC Canada
V7X 1P3

Payment Details:	For further credit to Response
Biomedical Corp.
Account Number 0910 7306363

Total Amount Disbursed to Delafield Hambrecht at Closing:	US$468,767.63

Pay To:	FC – Silicon Valley Bank
3003 Tasman Drive
Santa Clara, CA 95054, USA
Routing & Transit:	\\FW:121140399
For Credit of:	Delafield Hambrecht, Inc.
Final Credit Account #:	FNC – 3300340385
By Order of:	[NAME OF SENDER]

For all foreign currency (non US$) wires, please contact the International Department at Silicon Valley Bank at (408) 654-7774 for settlement instructions.